Exhibit 21.1

SUBSIDIARIES OF ANTERO RESOURCES CORPORATION

Name of Subsidiary	Jurisdiction of Organization
Monroe Pipeline LLC	Delaware
Antero Midstream Partners LP	Delaware
Antero Midstream LLC	Delaware
Antero Water LLC	Delaware
Antero Treatment LLC	Delaware
Antero Midstream Finance Corporation	Delaware
Arkrose Subsidiary Holdings LLC	Delaware